February 12, 2018

Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Tony Watson
William H. Thompson

RE:    Signet Jewelers Limited
Form 10-K for the Fiscal Year Ended January 28, 2017
Form 10-Q for the Period Ended October 28, 2017
Filed March 16, 2017 and December 1, 2017
File No. 1-32349

Ladies & Gentlemen:

Signet Jewelers Limited, a Bermuda-based corporation (the “Company” or “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 30, 2018 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended January 28, 2017 (the “Form 10-K”) filed with the Commission on March 16, 2017 and Form 10-Q for the period ended October 28, 2017 (the "Form 10-Q") filed with the Commission on December 1, 2017.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended January 28, 2017

Item 6. Selected Consolidated Financial Data

GAAP and NON-GAAP Measures, page 39

1.
We note you continue to present full non-GAAP income statements in your reconciliation of non-GAAP measures on pages 40, 41, 42, 43, 44 and 45 and in filings on Form 10-Q. In order to comply with Question 102.10 of the staff’s Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, you should omit line items not impacted by foreign exchange, accounting adjustments and integration costs in your reconciliations of non-GAAP measures to the most directly comparable GAAP financial measures. In addition, adjusted EBITDA and EBITDAR on page 47 and adjusted EBITDA in filings on Form 10-Q should be reconciled to net income rather than operating income. Please revise future filings accordingly.

Response:
We understand the Staff's position and the emphasis of this type of item in the Q&A. Accordingly, in future filings, we will better conform and no longer present such information. To the extent it is meaningful, any information impacting results will be incorporated into management's discussion and analysis of financial condition and results of operations. Likewise, in future filings, we will reconcile non-GAAP measures such as adjusted EBITDA and EBITDAR to net income rather than operating income.

Form 10-Q for the Quarterly Period Ended October 28, 2017

Note 21. Commitment and contingencies

Regulatory Matters, page 30

2.
Please tell us your consideration of the guidance in ASC 450-20 related to your decision of when to disclose the matters related to the Consumer Financial Protection Bureau and the Attorney General for the State of New York investigation.

Response:

As disclosed in Signet’s Form 10-K for the fiscal year ended January 28, 2017, in accordance with ASC 450, Signet records provisions for contingent liabilities for probable losses when management is able to reasonably estimate the loss or range of loss and discloses the range of the loss when it is reasonably possible that a contingent liability may result in a loss or additional loss.

As part of its internal controls over financial reporting, the Company has procedures that are applied on at least a quarterly basis, and more frequently whenever a significant development occurs, to assess and determine whether a potential loss contingency (or additional losses) is “probable,” “reasonably possible,” or “remote” within the meaning of ASC 450-20, and, unless such a loss is deemed “remote,” whether it can reasonably estimate a potential loss or range of potential losses. These procedures include monitoring material legal and regulatory matters, reviewing such matters with internal legal and accounting subject matter experts, as well as with representatives from outside counsel, and ultimately with the Audit Committee, as appropriate. Further, the Company has established a Disclosure Control Committee to review pending or threatened legal and regulatory matters for potential loss recognition and/or disclosure considerations prior to publishing its financial statements.

In accordance with ASC 450 and in connection with the above-referenced procedures, the Company evaluated its’ responsibility for recognizing a contingent liability or whether to provide relevant disclosure in its Form 10-Q for the period ended October 28, 2017 due to its receipt from the Consumer Financial Protection Bureau (“CFPB”) of a Notice and Opportunity to Respond and Advise (“NORA”) on September 6, 2017. This notice stems from an inquiry that commenced in late 2016 when the Company received and responded to an initial Civil Investigative Demand. Since receipt of the Civil Investigative Demand and through the period ended October 28, 2017, the Company concluded a loss contingency related to this matter was remote. A NORA letter was determined to be analogous to a Wells Notice issued by the staff of the SEC’s Division of Enforcement in that it does not signify that the CFPB has authorized the commencement of an enforcement proceeding but, rather, signifies that the CFPB staff is considering recommending an enforcement proceeding to the CFPB and gives the recipient an opportunity to respond before any such recommendation is made. The Company concluded the possibility of an unfavorable outcome was remote with no requirement to disclose, although the Company did disclose the item in its Form 10-Q for the period ended October 28, 2017 as a matter of transparency given the Company believes that the acts and practices that are under investigation are lawful. Moreover, judicial decisions have held that a Wells Notice in and of itself does not trigger a disclosure requirement1. However, as a matter of transparency, the Company determined to disclose to shareholders that it had received and responded to the NORA letter and the existence of the NY Attorney General investigation into similar issues, and also states its belief that its acts and practices relating to the matters under investigation are lawful.

*     *    *

If you have questions regarding the foregoing, please contact the undersigned at (330) 668-5422.

Very truly yours,

SIGNET JEWELERS LIMITED

By:	/s/ Michele L. Santana
Michele L. Santana
Chief Financial Officer

1 In re Lions Gate Entertainment Corp. Securities Litigation, 165 F. Supp. 3d 1(S.D.N.Y. 2016); Richman v. Goldman Sachs, 868 F. Supp. 2d 261 (S.D.N.Y. 2012).